EXHIBIT 99.1

Golar and West African Gas Limited Agree Ghana FSRU Contract

HAMILTON, Bermuda, Nov. 4, 2015 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar") announced today that it has executed a firm contract to provide West African Gas Limited ("WAGL") with Floating Storage and Regasification Unit ("FSRU") services to support their Liquefied Natural Gas (LNG) import operations in Ghana.

WAGL is jointly owned by subsidiaries of the Nigerian National Petroleum Corporation ("NNPC") with 60% and Sahara Energy Resource Ltd ("Sahara") with 40%.  The joint venture is developing an LNG import project at the port of Tema on the coast of Ghana West Africa with a planned start up in Q2 2016.  The FSRU will be moored inside the port at a new jetty being built by WAGL.

The contract will be for an initial period of 5 years with the option for WAGL to extend for a further 5 years. The contract is for the provision of the 170,000cbm new build FSRU Golar Tundra which delivers to Golar from Samsung during November of 2015. Golar Tundra will deliver to WAGL in Ghana following some minor modifications to the vessel in Singapore.  The EBITDA expected in the first full year of operation is approximately $44 million.

Golar LNG's CEO, Gary Smith said, "Ghana represents an exciting new business opportunity for Golar. West Africa is becoming an increasingly important region for our business and we are proud to be jointly developing Sub Saharan Africa's first FSRU in partnership with WAGL. We are very pleased that WAGL has entrusted Golar with their FSRU services which again demonstrates our established reputation as a leading operator of floating midstream LNG assets.  As this is a five year charter, the vessel will be offered to Golar LNG Partners L.P. ("Golar Partners") to acquire providing for another potential acquisition with a new and particularly strong counterparty."

Umar Ajiya, Manager Director of WAGL, stated that the JV is proud to be part of a project that signposts immense prospect for economic growth and development of the power sector in Ghana. "This landmark achievement is the first of its kind in Sub Saharan Africa and strategically positions Ghana to be an Energy Hub. By contracting with the best-in-class companies like Golar LNG, WAGL has set clear standards of the highest order and reaffirmed its belief in the sub region as a stable environment for doing business". Both NNPC and Sahara remain committed to contributing to projects geared towards socio-economic advancement in all locations they operate in through sustainable partnerships, smart investments and Good Governance."

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Hamilton, Bermuda

November 4, 2015

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan